May 21, 2013

VIA EDGAR

Mr. Jonathan Groff

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Iridium Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 5, 2013
File No. 001-33963

Dear Mr. Groff:

Iridium Communications Inc. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2013 with respect to the above-referenced filing (the “Comments”). Consistent with your telephonic conversation today with Brian Leaf of Cooley LLP, the Company’s outside counsel, the Company currently intends to respond to the Comments by June 7, 2013.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas D. Hickey
Thomas D. Hickey
Chief Legal Officer and Secretary

cc:	Brent B. Siler, Esq.